Vonage Holdings Corp.
Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-131659
May 17, 2006

Subject Line: Vonage Information: Conditional Offer Due

At the request of Vonage Holdings Corp., you have been invited to participate in the Vonage Customer Directed Share Program relating to Vonage’s proposed initial public offering (IPO).

This message is being sent to remind you that if you would like to participate in the Vonage Customer Directed Share Program your conditional offer is due by Friday, May 19, 2006 before 4PM EST (1PM PST).  Please be advised the website will close at this time for new conditional offers.

To access the login page for the Vonage Customer Directed Share Program website, click on the Internet address below or copy and paste it into your browser.

www.vonageipo.com

Please click here to open the current prospectus, which is located at: http://www.sec.gov/Archives/edgar/data/1272830/000104746906006601/a2169686zs-1a.htm

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-869-5224.